UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                 March 9, 2021

  By E-Mail

  Eleazer Klein, Esq.
  Schulte Roth & Zabel
  919 Third Avenue
  New York, NY 10022

           Re:     Exxon Mobil Corporation
                   Preliminary Proxy Statement
                   Filed on March 2, 2021 by Engine No. 1 LLC et. al. File No. 001-02256

  Dear Mr. Klein:

           We have reviewed the above-captioned filing and have the following comments.

  Preliminary Proxy Statement
  Cover Page

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your belief
that    Over the past
           decade, the Company has failed to evolve in a rapidly changing world, resulting in significant underperformance to the detriment to shareholders

  Background to this Proxy Solicitation, page 3

  2. Please expand each subsection to describe in detail your interactions with the company and any specific plans you have to create value.

  Proposal 1. Election of Directors, page 4

  3.       Refer to the last paragraph on page 7 above the caption    Vote
Required.    There appears
           to be a discrepancy between the second and third sentence in that the second sentence describes your ability to exercise discretionary authority to vote for a substitute nominee in certain events, as set forth in Rule 14a-4(c)(5), but the third sentence appears to expand upon the circumstances under which you could exercise discretionary authority. Please revise or advise.
 Eleazer Klein, Esq.
Schulte Roth & Zabel
March 9, 2021
Page 2

Proposal 3. Advisory Vote on the Compensation of Named Executive Officers, page
10

4. Please revise this section to explain why you recommend that shareholders vote against this proposal.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions